UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments
Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 13)

AFFINITY GAMING

(Name of Issuer)

Common Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Martin J. Auerbach, Esq.

c/o Z Capital Partners, L.L.C.

Two Conway Park

150 Field Drive, Suite 300

Lake Forest, IL 60045

(847) 235-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Z Capital Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,828,803.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,828,803.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,828,803.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 33.7%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons Zenni Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,828,803.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,828,803.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,828,803.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 33.7%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons Z Capital Special Situations Adviser, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,256,693.23

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,256,693.23

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,256,693.23

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 21.0%

14	Type of Reporting Person PN

1	Names of Reporting Persons Z Capital Special Situations GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,572,110.17

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,572,110.17

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,572,110.17

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 12.7%

14	Type of Reporting Person PN

1	Names of Reporting Persons Z Capital Special Situations UGP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,572,110.17

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,572,110.17

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,572,110.17

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 12.7%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons James J. Zenni, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,828,803.40

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,828,803.40

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,828,803.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 33.7%

14	Type of Reporting Person IN

Preliminary Note

This Amendment No. 13 to Schedule 13D (“Amendment No. 10”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) by each of the following persons (collectively, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC (“Zenni Holdings”); Z Capital Special Situations Adviser, L.P. (“Special Adviser”); Z Capital Special Situations GP, L.P. (“Special GP”); Z Capital Special Situations UGP, L.L.C. (“Special UGP”); and James J. Zenni, Jr. (“Mr. Zenni”).

Item 4.           Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On July 28, 2014, Z Capital, Zenni Holdings, Special Advisor, Special GP, Special UGP and Z Capital Special Situations Fund II-B, LP entered into an agreement (the “Settlement Agreement”) by and among the Issuer, SPH Manager, LLC (“SPH Manager”) and certain Other Holders and certain of their affiliates (such Other Holders, including their affiliates, the “Other Holders” and, together with the SPH Manager, the “Other Reporting Persons”).  Pursuant to the Settlement Agreement, (1) the Issuer's Board of Directors will be reconstituted to include seven members, consisting of the Issuer’s Chief Executive Officer, two members designated by certain of the Reporting Persons and four members designated by SPH Manager and the Other Holders (subject to the limitations and conditions set forth in the Settlement Agreement, including the ownership of a specified percentage of the outstanding Common Shares), and (2) the existing litigation between Z Capital and the Issuer (and certain of its directors) will be dismissed with prejudice.

The Settlement Agreement also requires the stockholders party thereto to take all necessary action, including voting their Common Shares, to cause the election of the directors designated by the other stockholders (or group of stockholders) party thereto.  As a result, the parties to the Settlement Agreement may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, and the Reporting Persons may be deemed to beneficially own the 9,943,736 Common Shares beneficially owned by the Other Reporting Persons.  SPH Manager and the Other Holders are not included as Reporting Persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of all Common Shares held by the Other Reporting Persons.

The foregoing description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement filed as Exhibit 99.13 to this Schedule 13D, and is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

Item 5 (a) – (b) is hereby amended and restated by the following:

(a) – (b)

The following sets forth the aggregate number and percentage of Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based on 20,243,262 Common Shares outstanding as of March 28, 2014.

As noted in Item 4 above, SPH Manager and the Other Holders are not included as Reporting Persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of all Common Shares held by the Other Reporting Persons. As such, this table excludes: 5,082,992 Common Shares beneficially owned by SPH Manager, which constitutes approximately 25.1% of the outstanding Common Shares and 4,860,744 Common Shares beneficially owned by the Other Holders, which constitutes approximately 24.0% of the outstanding Common Shares.

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Z Capital Partners, L.L.C.	6,828,803.40	33.7%	0	6,828,803.40	0	6,828,803.40
Zenni Holdings, LLC	6,828,803.40	33.7%	0	6,828,803.40	0	6,828,803.40
Z Capital Special Situations Adviser, L.P.	4,256,693.23	21.0%	0	4,256,693.23	0	4,256,693.23
Z Capital Special Situations Fund GP, L.P.	2,572,110.17	12.7%	0	2,572,110.17	0	2,572,110.17
Z Capital Special Situations Fund UGP, L.L.C.	2,572,110.17	12.7%	0	2,572,110.17	0	2,572,110.17
James J. Zenni	6,828,803.40	33.7%	0	6,828,803.40	0	6,828,803.40

Item 5 (c) is hereby amended and supplemented by the following:

None of the Reporting Persons has effected any transactions in the Common Shares in the past sixty days.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Settlement Agreement and is incorporated herein by reference. A copy of the Settlement Agreement is filed as Exhibit 99.13 to this Schedule 13D, and is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint filing agreement (incorporated by reference to exhibit 99.1 to Amendment No. 6 to Schedule 13D, filed on March 15, 2013).
99.13	Settlement Agreement, dated July 28, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 30, 2014

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

ZENNI HOLDINGS, LLC

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
By: Z Capital Partners, L.L.C., General Partner

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Z CAPITAL SPECIAL SITUATIONS GP, L.P.
By: Z Capital Special Situations UGP, L.L.C., General Partner
By: Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

Z CAPITAL SPECIAL SITUATIONS UGP, L.L.C.
By: Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name:	James J. Zenni
Title:	President

JAMES J. ZENNI

By:	/s/ James J. Zenni